RECEIVED

2008 MAR 13 A 10:42

CORPORATE FINANCE

mesoblast
*the adult stem cell company*

[redacted]

08001219

28 February 2008

Office of International Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

**Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929**

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commisson.

These lodgements date from 22 December 2007 to the present date 28 January 2008.

Yours sincerely

Kevin Hollingsworth
Company Secretary

PROCESSED
MAR 1 7 2008
THOMSON
FINANCIAL

3/13

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

*Rule 4.7B*

# Appendix 4C

## Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.



Name of entity

**Mesoblast Limited**

| ABN | Quarter ended ("current quarter") |
|---|---|
| 68 109 431 870 | **31 December 2007** |

### Consolidated statement of cash flows

| Cash flows related to operating activities | | Current quarter $A'000 | Year to date (6 months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from customers: | | |
| | • Government commercial ready grant | 0 | 124 |
| | • | | |
| 1.2 | Payments for (a) staff costs | (159) | (512) |
| | (b) advertising and marketing | - | - |
| | (c) research and development | (refer 1.7 below) | (refer 1.7 below) |
| | (d) leased assets | - | - |
| | (e) other working capital | (239) | (575) |
| 1.3 | Dividends received | | |
| 1.4 | Interest and other items of a similar nature received | 168 | 342 |
| 1.5 | Interest and other costs of finance paid | | |
| 1.6 | Income taxes paid | | |
| 1.7 | Other : | | |
| | ▪ commercialisation costs (includes R&D and support costs) | (610) | (2,026) |
| | **Net operating cash flows** | **(840)** | **(2,650)** |

+ See chapter 19 for defined terms.

| | | Current quarter $A'000 | Year to date (6 months) $A'000 |
|---|---|---|---|
| 1.8 | Net operating cash flows (carried forward) | (840) | (2,650) |
| | **Cash flows related to investing activities** | | |
| 1.9 | Payment for acquisition of: | | |
| | (a) businesses (item 5) | | |
| | (b) equity investments | (5,559) | (6,419) |
| | (c) intellectual property | - | (25) |
| | (d) physical non-current assets | (1) | (64) |
| | (e) other non-current assets | | |
| 1.10 | Proceeds from disposal of: | | |
| | (a) businesses (item 5) | | |
| | (b) equity investments | | |
| | (c) intellectual property | | |
| | (d) physical non-current assets | | |
| | (e) other non-current assets | | |
| 1.11 | Loans to other entities | - | (156) |
| 1.12 | Loans repaid by other entities | 449 | 449 |
| 1.13 | Other (provide details if material) | | |
| | **Net investing cash flows** | **(5,111)** | **(6,215)** |
| 1.14 | **Total operating and investing cash flows** | **(5,951)** | **(8,865)** |
| | **Cash flows related to financing activities** | | |
| 1.15 | Proceeds from issues of shares, options, etc. | 13,597 | 13,597 |
| 1.16 | Proceeds from sale of forfeited shares | | |
| 1.17 | Proceeds from borrowings | | |
| 1.18 | Repayment of borrowings | | |
| 1.19 | Dividends paid | | |
| 1.20 | Other (provide details if material) | | |
| | **Net financing cash flows** | **13,597** | **13,597** |
| | **Net increase (decrease) in cash held** | **7,646** | **4,732** |
| 1.21 | Cash at beginning of quarter/year to date | 9,138 | 12,055 |
| 1.22 | Exchange rate adjustments to item 1.21 | (2) | (5) |
| 1.23 | **Cash at end of quarter** | **16,782** | **16,782** |

## Payments to directors of the entity and associates of the directors

## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.24 | Aggregate amount of payments to the parties included in item 1.2 | (88) |
| 1.25 | Aggregate amount of loans to the parties included in item 1.11 | - |

1.26 Explanation necessary for an understanding of the transactions

Ref 1.24 = Payments made to directors are as follows:
$A'000
Donal O'Dwyer = 10
Byron McAllister = 10
Michael Spooner = 19
Silviu Itescu = 49

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

## Financing facilities available

*Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | - | - |
| 3.2 | Credit standby arrangements | - | - |

+ See chapter 19 for defined terms.

## Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Year to date (6 months) $A'000 |
|---|---|---|---|
| 4.1 | Cash on hand and at bank | 324 | 324 |
| 4.2 | Deposits at call | 3,863 | 3,863 |
| 4.3 | Bank overdraft | - | - |
| 4.4 | Other (term deposits 30-90 days) | 12,595 | 12,595 |
| | **Total: cash at end of quarter** (item 1.23) | **16,782** | **16,782** |

## Acquisitions and disposals of business entities – N/A

| | | Acquisitions *(Item 1.9(a))* | Disposals *(Item 1.10(a))* |
|---|---|---|---|
| 5.1 | Name of entity | | |
| 5.2 | Place of incorporation or registration | | |
| 5.3 | Consideration for acquisition or disposal | | |
| 5.4 | Total net assets | | |
| 5.5 | Nature of business | | |

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement gives a true and fair view of the matters disclosed.

Sign here: ............................................................ Date: ...31 January 2008.........................
(Company secretary)

Print name: .....Kevin Hollingsworth..................................................

## Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

**Item 1.9(b) – equity investment – A$6,419,000 YTD**

The equity investment relates to the following:

(a) On 23 November 2006 the shareholders at an Extraordinary General Meeting considered and passed the following resolution – "that pursuant to ASX Listing Rule 10.1, Chapter 2E of the Corporations Act 2001 (Cth) and for all other purposes approval is granted for the Company to invest up to Aus$8.5 million in additional funds to subscribe for up to 425,000 further preference shares (designated "Series B Preferred") in Angioblast Systems Inc."

A total of $6,419,000 has been paid to Angioblast under this agreement so far this year. A total of $1,881k was paid in the last financial year under the same agreement. Therefore the total amount paid under this agreement is $8,300k, leaving a remainder of $200k still to be invested in furthering the technology under the agreement.

mesoblast
the adult stem cell company

# asx announcement

## HIGHLY SUCCESSFUL RESULTS OF BONE REPAIR TRIAL SHOW THAT MESOBLAST'S STEM CELLS PROMOTE AND ACCELERATE FRACTURE HEALING

**Key points:**

- All 10 patients in non-union fracture repair clinical trial implanted with Mesoblast's adult stem cells have shown new bone formation
- 7 have achieved union of their long bone defects, within a median time of 4.9 months, and three continue to show progressive new bone formation
- There have been no adverse events related to Mesoblast's cells
- All patients with successful long bone union have been able to fully weight bear and resume daily activities
- Mesoblast's successful therapy in these patients has eliminated the need for a second operation to harvest bone from the pelvis, the current standard clinical practice
- Generally, the higher the dose of stem cells implanted, the shorter the time required to achieve bony union
- Trial results, including the dose-response effect, will be used in upcoming Investigational New Drug submission to the US FDA

**Melbourne, Australia; 13 February 2008:** Australia's adult stem cell company, Mesoblast Limited (ASX:MSB;USOTC:MBLTY), today announced highly successful results from its clinical trial at The Royal Melbourne Hospital in 10 patients suffering from non-healing, long bone fractures of the legs.

All 10 patients have now been followed up for at least six months post implantation with stem cells produced using Mesoblast's proprietary technology. No adverse events related to Mesoblast's cells have occurred in any patient.

All patients have shown new bone formation. Seven patients have achieved union of their long bone defects within a median time period of 4.9 months, and three continue to show progressive new bone formation. In contrast, none of the 10 had shown any evidence of new bone formation for 5-41 months prior to stem cell implantation.

All patients with successful long bone union have been able to fully weight bear and resume daily activities. Mesoblast's technology eliminated the need in these patients for a second operation to harvest bone from the pelvis.

A key result in the study was the observation of a direct relationship between increasing the dose of stem cells implanted and shortening the time to heal the bony defect, indicating that the stem cells worked in a similar way to a pharmaceutical drug.

mesoblast
the adult stem cell company

# asx announcement



In patients whose fractures united within four months of treatment, the median dose of stem cells implanted was 14% higher than in those uniting later, and 33% higher than those who have not yet achieved union.

Mesoblast's Founder, Professor Silviu Itescu, said he was delighted with the exceptional six-month results.

"These results clearly show that our proprietary stem cell technology is safe and effective for speeding up bone fracture repair," he said.

"The identification of a dose-response with shorter time to healing will be central to our upcoming Investigational New Drug (IND) submission to the United States Food and Drug Administration (US FDA) to use our allogeneic, or off-the-shelf, stem cells in patients with long bone fractures.

"The commercial implications are clear: we are well on the way to developing an off-the-shelf stem cell product for accelerated bone repair that will resemble a typical pharmaceutical drug in its low cost-of-goods, reproducibility of outcomes, and dosage predictability," Professor Itescu added.

**About Mesoblast:**

Mesoblast Limited (ASX:MSB; USOTC:MBLTY) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The Company has also acquired a substantial interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

*For further information, please contact:*

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

# asx announcement

## AGREEMENT WITH ABBOTT FOR CATHETER-BASED STEM CELL HEART FAILURE THERAPY

**Key points:**

- Abbott makes equity investment in Mesoblast's US-based sister company
- Mesoblast's ascribed asset value in Angioblast has appreciated over 3-fold
- Abbott to provide funding for collaborative stem cell heart failure program

**Melbourne, Australia; 19 February 2008:** Australia's adult stem cell company, Mesoblast Limited (ASX: MSB), today announced that its United States-based sister company, Angioblast Systems Inc., has entered into a collaborative agreement with Abbott, a major global broad-based healthcare company, for the development and commercialisation of Angioblast's catheter-based cell therapy product for heart failure.

Under the terms of the agreement, Abbott will provide funding for the collaborative program which, upon completion, is expected to result in an Investigational New Drug (IND) submission from Angioblast to the US Food and Drug Administration (FDA) for a Phase 2 clinical trial in heart failure.

In addition, Abbott has made an equity-based investment of USD$5million in Angioblast.

Under the terms of the Investor Rights Agreement between Mesoblast and Angioblast, Mesoblast has the right to subscribe for further equity in Angioblast on the same terms as Abbott to maintain its 39.2% equity in Angioblast on a fully diluted basis.

The ascribed asset value of Mesoblast's aggregate investment of AUD$18.1m in Angioblast through two rounds of funding has now appreciated over three-fold.

"Our strategy is to develop close working relationships with leading global cardiovascular companies with a view to establishing definitive commercial arrangements," said company founder Silviu Itescu.

"The relationship with the vascular division of Abbott is indicative of this strategy," he said.

Under the terms of the collaborative agreement, Angioblast will retain all its commercial rights associated with the platform adult stem cell technology.

mesoblast
the adult stem cell company

# asx announcement

**About Mesoblast**

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The Company has also acquired a 39.2% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

*For further information, please contact:*

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

*Date:* 27th February 2008

The Manager
Listings Department
Australian Stock Exchange Limited

*No. of Pages (incl.):* 3

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Mesoblast Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

**Form 604**
**Corporations Law**
**Section 671B**
**Notice of Change of Interests of Substantial Holder**

To: **Mesoblast Limited**

ACN/ARSN: 109 431 870

**1. Details of substantial holder**

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

| | |
|---|---|
| There was a change in the interests of the substantial holder on | 25th February 2008 |
| The previous notice was given to the company on | 29-May-2007 |
| The previous notice was dated | 24-May-2007 |

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| | *Previous notice* | | *Present notice* | |
|---|---|---|---|---|
| *Class of securities* | *Person's votes* | *Voting power* | *Person's votes* | *Voting power* |
| Fully Paid Ordinary | 12,430,627 | 11.55% | 12,059,999 | 10.11% |

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| *Date of change* | *Person whose relevant interest changed* | *Nature of change* | *Consideration given in relation to change* | *Class and number of shares affected* | *Person's votes affected* |
|---|---|---|---|---|---|
| 18-Jun-2007 to 24-Jan-2008 | AMP Capital Investors Limited | Share acquisition | $200,237.50 | Fully Paid Ordinary 288,041 | 288,041 |
| 5-Jul-07 | AMP Capital Investors Limited | Share disposal | -$134,807.03 | Fully Paid Ordinary -66,942 | -66,942 |
| 25-May-2007 to 8-Jan-2008 | AMP Life Limited | Share acquisition | $2,129,388.27 | Fully Paid Ordinary 1,550,949 | 1,550,949 |
| 25-May-2007 to 17-Jan-2008 | AMP Life Limited | Share disposal | -$227,519.04 | Fully Paid Ordinary -164,103 | -164,103 |
| 9-Aug-07 | Cogent Nominees Pty Limited | Share acquisition | $337,943.20 | Fully Paid Ordinary 172,420 | 172,420 |
| 9-Aug-2007 to 30-Aug-2007 | Cogent Nominees Pty Limited | Share disposal | -$620,219.19 | Fully Paid Ordinary -344,840 | -344,840 |
| 17-Oct-2007 to 19-Oct-2007 | Cogent Nominees Pty Limited <SMP Accounts> | Share acquisition | $677,352.17 | Fully Paid Ordinary 433,963 | 433,963 |
| 5-Jul-2007 to 15-Jan-2008 | Cogent Nominees Pty Limited <SMP Accounts> | Share disposal | -$297,919.44 | Fully Paid Ordinary -196,943 | -196,943 |
| 25-Jun-2007 to 28-Jun-2007 | Equipsuper | Share acquisition | $199,568.27 | Fully Paid Ordinary 97,362 | 97,362 |
| 31-Aug-2007 to 29-Jan-2008 | Equipsuper | Share disposal | -$1,651,584.68 | Fully Paid Ordinary -1,247,909 | -1,247,909 |
| 25-Jun-2007 to 18-Dec-2007 | LAMP | Share acquisition | $1,012,309.02 | Fully Paid Ordinary 624,123 | 624,123 |
| 25-Feb-08 | LAMP | Share disposal | -$1,235,231.76 | Fully Paid Ordinary -1,436,316 | -1,436,316 |
| 4-Oct-2007 to 30-Oct-2007 | State Authority Superannuation Scheme | Share acquisition | $35,360.83 | Fully Paid Ordinary 24,840 | 24,840 |
| 20-Aug-2007 to 30-Aug-2007 | State Authority Superannuation Scheme | Share disposal | -$23,516.67 | Fully Paid Ordinary -14,013 | -14,013 |
| 4-Oct-2007 to 19-Oct-2007 | UniSuper Limited | Share acquisition | $16,674.54 | Fully Paid Ordinary 11,371 | 11,371 |
| 20-Aug-2007 to 19-Oct-2007 | UniSuper Limited | Share disposal | -$149,127.91 | Fully Paid Ordinary -102,631 | -102,631 |

**4. Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| *Holder of relevant interest* | *Registered holder of securities* | *Person entitled to be registered as holder* | *Nature of relevant interest* | *Class and number of securities* | *Person's votes affected* |
|---|---|---|---|---|---|
| AMP Life Limited | AMP Life Limited | AMP Life Limited | AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law | Fully Paid Ordinary: 6,723,028 | 6,723,028 |
| AMP Capital Investors Limited ('AMP Capital') | Cogent Nominees Pty Limited <SMP Accounts> | Cogent Nominees Pty Limited <SMP Accounts> | AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law | Fully Paid Ordinary: 2,749,237 | 2,749,237 |
| | JP Morgan Nominees Australia Limited | LAMP | | Fully Paid Ordinary: 762,727 | 762,727 |
| | JP Morgan Nominees Australia Limited | State Authority Superannuation Scheme | | Fully Paid Ordinary: 812,859 | 812,859 |
| | National Nominees Pty Limited | UniSuper Limited | | Fully Paid Ordinary: 454,174 | 454,174 |
| AMP Capital Investors Limited as Future Directions Australian Small Companies Fund | Cogent Nominees Pty Limited | AMP Capital Investors Limited | AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law. | Fully Paid Ordinary: 557,974 | 557,974 |
| | | | | Total: | 12,059,999 |

**5. Change in association**

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

| *Name and ACN* | *Nature of association* |
|---|---|
| No Changes | |

**6. Addresses**

The addresses of persons named in this form are as follows:

| *Name* | *Address* |
|---|---|
| AMP Life Limited | Level 24, 33 Alfred Street, Sydney NSW 2000 |
| AMP Capital Investors Limited | Level 22, 33 Alfred Street, Sydney NSW 2000 |
| Cogent Nominees Pty Limited | Level 6, 60 Castlereagh Street, Sydney NSW 2000 |
| Equipsuper | 171 Flinders Street, Melbourne VIC 3000 |
| JP Morgan Nominees Australia Limited | 259 George Street, Sydney NSW 2000 |
| National Nominees Pty Limited | 271 Collins Street, Melbourne VIC 3000 |
| State Authority Superannuation Scheme | Level 14, 83 Clarence Street, Sydney NSW 2000 |
| Unisuper Limited | Level 28, 367 Collins Street, Melbourne 3000 |

This notice of change of interests of substantial holder (ASIC Form 604) comprises 2 page/s in total.

## asx announcement

# Mesoblast Half Year Results

### Company Well Resourced To Execute Clinical And Commercial Strategic Objectives

**Key points:**

- Cash reserves of $16.8 million
- Financial results reflect strong clinical and commercial progress
- Well resourced to expand clinical programs of its allogeneic or "off-the-shelf" adult stem cell technology platform
- Strategically broadening the clinical applications of the Company's stem cell platform will enable accelerated execution of its commercial objectives

**Melbourne, Australia; 27 February 2008**: Adult stem cell company, Mesoblast Limited (ASX: MSB; USOTC: MBLTY), announced today that it was very well resourced to strategically expand its clinical programs in bone and cartilage repair, and to execute on its commercial objectives.

At 31 December 2007, Mesoblast had cash reserves of $16.8 million.

In the six months to 31 December 2007, expenditure in research and development (including regulatory and clinical affairs) was within budget and in line with the Company's expectations at $3.4m, compared to $3.5m in the previous year.

Net cash outflow from operating activities for the half-year was $3.0m, a significant reduction from $6.0 m in the same period 2006. This decrease primarily reflected a reduction in the Company's costs of developing its cell manufacturing capacity which accompanied the transition of the company from a preclinical to a clinical stage.

In the six months to 31 December 2007, Mesoblast incurred a net loss of $5.4m, compared with $4.0m net loss for the same period in 2006. This increase in net loss was principally due to greater government grant activity during 2006, a fall in interest income in 2007, and an increased share of Angioblast's losses due to Mesoblast's investment increasing from 34% to 39%.

During the reporting period, a number of critical milestones were achieved, including:

- Issue of 10.5m shares in a capital raising of $13.4 million in December 2007, to begin additional, strategic Phase 2 Clinical Trials in the US and Australia in the areas of bone and cartilage repair and regeneration using allogeneic stem cells;

mesoblast
the adult stem cell company

# asx announcement

- Mesoblast's US-based sister company, Angioblast Systems Inc., entered into a collaborative agreement with Abbott, a major global broad-based healthcare company, for the development and commercialisation of a cell therapy product for heart failure;
- Additionally, Abbott made an equity-based investment of USD$5m in Angioblast with the result that the ascribed asset value of Mesoblast's aggregate AUD$18.1m investment in Angioblast, representing a 39% equity holding, had appreciated over 3-fold;
- All 10 patients implanted with Mesoblast's proprietary stem cells in a non-union fracture repair trial at The Royal Melbourne Hospital showed new bone formation, with no cell-related adverse events in any patient after at least six months of follow-up;
- A key result in The Royal Melbourne Hospital study was the observation of a direct relationship between increasing the dose of stem cells implanted and shortening the time to heal the bony defect;
- Commencement of an FDA-cleared Phase 2 trial in the US using NeoFuse™, Mesoblast's allogeneic or 'off the shelf' adult stem cell product for the treatment of degenerative intervertebral disc disease by inducing spinal fusion;
- Angioblast has started an FDA-cleared Phase 2 clinical trial in the US of Revascor ™, its allogeneic adult stem cell product for treatment of heart attacks. The company's stem cells are injected into damaged heart muscle using the latest generation of myocardial catheters provided by Johnson & Johnson's companies, Cordis Corporation and Biosense Webster;
- Highly successful interim results were achieved in a large joint cartilage repair program in osteoarthritis, conducted at Western Australia's Murdoch University. The preclinical results showed that injection of Mesoblast's allogeneic stem cells into damaged knee joints resulted in significant protection of the knee cartilage against destruction and an improvement in osteoarthritis.

Company Founder, Professor Silviu Itescu, said both Mesoblast and Angioblast had significantly advanced their strategic goals in the clinical development and commercialisation of the adult stem cell technology platform.

"The financial results reflect the exciting progress being made in the clinical and commercial development of our stem cell platform; we are very well positioned to execute strategically in the near term," he said.

mesoblast
the adult stem cell company

# asx announcement

**About Mesoblast**

Mesoblast Limited (ASX:MSB; USOTC:MBLTY) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The Company has also acquired 39% of Angioblast Systems Inc., an American company developing the platform MPC technology for the treatment of cardiovascular diseases including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

*For further information, please contact:*

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

*Rule 4.2A.3*

# Appendix 4D

**Half Year Report for the six months to 31 December 2007**

Name of entity

| |
|---|
| MESOBLAST LIMITED |
| |

## 1. Reporting period

| | |
|---|---|
| Report for the half year ended | 31 December 2007 |
| Previous corresponding period is the financial year ended<br>and half year ended | 30 June 2007<br>31 December 2006 |

## 2. Results for announcement to the market

| | | | | $'000 |
|---|---|---|---|---|
| Revenues from ordinary activities *(item 2.1)* | down | 69% | to | 343 |
| Loss from ordinary activities after tax attributable to members (*item 2.2*) | up | 35% | to | 5,397 |
| Net loss for the period attributable to members *(item 2.3)* | up | 35% | to | 5,397 |

Brief explanation of any of the figures reported above necessary to enable the figures to be understood *(item 2.6)*:

Please refer to the Directors Report, found on pages 1-4 of the half-year report, for the commentary relating to the above figures reported.

## 3. Net tangible assets per security *(item 3)*

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| Net tangible asset backing per ordinary security | 24.4cents | 22.4cents |

## 4. The financial information provided in the Appendix 4D is based on the half-year financial report (attached), which has been prepared in accordance with Australian accounting standards.

## 5. Independent review of the financial report *(item 9)*

The financial report has been independently reviewed. The financial report is not subject to a qualified independent review statement.

**MESOBLAST LIMITED**
**ACN:** 109 431 870

**HALF YEAR REPORT**

**2008**

## CONTENTS

## DIRECTORS' REPORT

The Board of Directors of Mesoblast Limited has resolved to submit the following half-year report of the company for the half-year ended 31 December 2007. In order to comply with the provisions of the Corporations Act 2001, the directors report the following information:

### DIRECTORS

The following persons were Directors of Mesoblast Limited during the whole of the half-year and up to the date of this report (unless specified):

Mr Brian Jamieson (Chairman, appointed 22 November 2007)
Professor Silviu Itescu (Founder, Chief Scientific Adviser)
Mr Michael Spooner
Mr Donal O'Dwyer
Mr Byron McAllister

Mr Spooner resigned from his position as Chairman effective 22 November 2007 and became a non-executive Director on this date. During the year Mr Spooner held an executive management role which he resigned from on 8th August 2007.

### REVIEW OF OPERATIONS

Mesoblast has made significant strides in the development and commercialisation of its proprietary technology for orthopaedic applications – a franchise of regenerative products for spine disease, long bone fractures and disorders of cartilage, such as osteoarthritis. A whole series of successful trial results have now shown that our patented adult stem cell technology platform has advanced into a mature stage of clinical development.

At 31 December 2007, Mesoblast had $16.8 million in funds available ensuring that it is sufficiently resourced to strategically expand its clinical programs in bone and cartilage repair, and to execute its commercial objectives.

While Mesoblast concentrates on developing stem cell therapies for orthopaedic applications, the Company's 39% equity investment in United States-based sister company, Angioblast Systems Inc., means that Mesoblast shareholders can simultaneously access additional market opportunities in cardiovascular diseases that are at least as large as the orthopaedic markets.

Specific highlights during the reporting period include:

*Corporate Activities*

**Collaborative Agreement with Abbott for Heart Failure Stem Cell Therapy**

On February 19 2008, Mesoblast announced that Angioblast had entered into a collaborative agreement with Abbott, a major global broad-based healthcare company, for the development and commercialisation of the company's cell therapy product for heart failure, which is injected into damaged heart muscle by catheter.

Under the terms of the agreement, Abbott will provide funding for the collaborative program which is expected to result in an Investigational New Drug (IND) submission to the United States Food and Drug Administration (FDA) for a Phase 2 clinical trial in heart failure. Importantly, all commercial rights associated with our platform adult stem cell technology have been retained by Mesoblast and Angioblast.

Congestive heart failure presents a tremendous commercial opportunity. The American Heart Association estimates nearly five million people in America alone suffer from heart failure, with 550,000 new cases diagnosed each year. Heart failure results from the progressive deterioration of the pumping function of the heart, leading to its inability to meet the metabolic demands of the body.

In addition to the collaborative agreement, Abbott has made an equity-based investment of USD$5m in Angioblast. As a result, the ascribed asset value of Mesoblast's aggregate AUD$18.1m investment in Angioblast, representing its 39% equity holding, has now appreciated over three-fold.

This relationship with the vascular division of Abbott is indicative of the strategy previously outlined by both Mesoblast and Angioblast to develop close working relationships with leading global pharmaceutical and device companies en route to definitive commercial arrangements.

**Mesoblast Investors Support Company In Capital Raising**

On 10 December 2007, Mesoblast announced that it had completed a capital raising of $13.44 million from Australian institutional and sophisticated investors.

The capital will be used to commence additional Phase 2 Clinical Trials in the US and Australia in the areas of bone and cartilage repair and regeneration using Mesoblast's proprietary allogeneic stem cells.

Importantly, being able to broaden the strategic clinical applications of Company's stem cell platform will enable accelerated execution of its commercial objectives.

*Clinical Trial Activities*

**Successful Results In Fracture Repair Clinical Trial: Mesoblast's Stem Cells Speed Up Bone Healing**

On the 13 February 2008, the Company made a significant announcement on the non-union fracture repair clinical trial at The Royal Melbourne Hospital where all 10 patients implanted with its proprietary stem cells have shown new bone formation. No cell-related adverse events have been reported in any patient after at least six months of follow-up.

Seven patients have achieved union of their long bone defects within a median time period of 4.9 months, and three continue to show progressive new bone formation. In contrast, none of the 10 had shown any evidence of new bone formation for 5-41 months prior to stem cell implantation.

All patients with successful long bone union have been able to fully weight bear and resume daily activities. Mesoblast's technology eliminated the need in these patients for a second operation to harvest bone from the pelvis, the current standard of clinical practice.

A key result in the study was the observation of a direct relationship between increasing the dose of stem cells implanted and shortening the time to heal the bony defect, indicating that the stem cells worked in a similar way to a pharmaceutical drug. In patients whose fractures united within four months of treatment, the median dose of stem cells implanted was 14% higher than in those uniting later, and 33% higher than those who have not yet achieved union.

The extremely encouraging six-month results, together with earlier preclinical trial results, strongly support Mesoblast's plan to advance the long bone repair program into Phase 2 clinical trials under the umbrella of an IND submission to the US FDA.

**Successful Results In Stem Cell Trial For Severe Coronary Artery Disease**

On August 10 2007, Mesoblast announced the successful conclusion of the pilot clinical trial at John Hunter Hospital in Newcastle, Australia, in patients with multi-vessel coronary artery disease and heart muscle damage. In this trial, the company's stem cells were injected into damaged heart muscle using the latest generation of myocardial catheters provided by Johnson & Johnson's companies, Cordis Corporation and Biosense Webster.

The primary endpoint of safety was achieved and there were no cell-related adverse events. Importantly, heart muscle recovery was seen in all six patients within three months of stem cell implantation, as defined by either improvement in symptoms of heart failure or heart function.

In addition, all patients demonstrated reduced episodes of chest pain (angina) and reduced need for anti-anginal medications, suggesting that the stem cell therapy had improved blood flow to the damaged heart muscle.

These very exciting results have now encouraged Angioblast to progress its cardiovascular clinical program into Phase 2 trials for patients with chronic coronary artery disease and heart muscle dysfunction.

### Phase 2 Clinical Trials

In addition to its long bone repair clinical program, Mesoblast has started an FDA-cleared Phase 2 clinical trial in the US of NeoFuse ™, its allogeneic adult stem cell product for spinal fusion in the treatment of degenerative intervertebral disc disease. The primary objective of this trial is to demonstrate the safety of the allogeneic or "off-the-shelf", adult stem cells. A secondary objective is to determine whether in this clinical indication, Mesoblast's cells can also be used to eliminate the need for a second operation to harvest bone from the pelvis.

Angioblast has started an FDA-cleared Phase 2 clinical trial in the US of Revascor ™, its allogeneic adult stem cell product for treatment of heart attacks. The company's stem cells are injected into damaged heart muscle using the latest generation of myocardial catheters provided by Johnson & Johnson's companies, Cordis Corporation and Biosense Webster. The primary endpoint is to determine the safety of the cells, while the secondary endpoint is to determine whether the treatment improves heart function.

### *Pre-Clinical Activities*

Mesoblast has a number of preclinical trials underway of its patented adult stem cell technology for repair and regeneration of cartilage: knee joint hyaline cartilage and intervertebral disc cartilage. These programs have been facilitated by a $2.7 million Commercial Ready grant awarded to Mesoblast in December 2005 by the Australian Government.

During the reporting period, Mesoblast reported highly successful interim results of our first large joint cartilage repair program in osteoarthritis, conducted at Western Australia's Murdoch University. The results showed that injection of our allogeneic, or "off-the-shelf", stem cells into damaged knee joints resulted in significant protection of the knee cartilage against destruction and improvement in osteoarthritis. After just three months, stem cell treated knee joints had significantly thicker and stronger cartilage compared with control joints.

## FINANCIAL RESULTS

### Operating results
The net loss for the half-year was $5,396,978 (31 December 2006: $3,995,972).

### Income
Revenue during the period was $342,547 (31 December 2006: $1,101,776). The decrease in revenue is due to interest income falling due to the declining cash balance for the period as the capital raise did not occur until December 2007.

### Expenditure
In line with the company's policy and to comply with accounting standards, all costs associated with research and development are fully expensed in the period in which they are incurred as the directors do not consider the company can yet demonstrate all the factors required in order to capitalise development expenditure. The research and development expenditure for the period was $3,431,104 (31 December 2006: $3,489,333).

### Cash flows
Net cash outflow from operations for the period was $2,991,699 (31 December 2006: $5,975,451). The decrease was primarily due to less spent on pre-clinical trials as the majority have been completed or are nearing completion.

Net cash outflow from investing activities for the period was $5,873,749 (31 December 2006: $2,772,427). The increased outflow was primarily due to the additional investment in Angioblast Systems, Inc. (refer below for further comment).

During the period under review the company issued a further 10,500,000 shares at $1.28, providing approximately $13m in cash which will largely be used to fund the clinical development program.

**Investment in associates**

During the period under review, Mesoblast made a further cash investment of $6,419,452 in its associate company, Angioblast Systems, Inc., under the Series B stock purchase agreement. The total investment made as at 31 December 2007 per the Series B agreement by Mesoblast is $8,300,000, leaving a balance of $200,000 yet to be invested by Mesoblast. The company has previously invested a total of $10,500,000 in Angioblast Systems, Inc. under the Series A stock purchase agreement, taking the total investment to date to $18,082,791 (39.1%) before accounting for the appropriate share of losses incurred by Angioblast Systems, Inc. The share of losses for the half-year period is $767,435 (2007:542,849). More information can be found in note 3 to the financial statements.

## EVENTS SUBSEQUENT TO BALANCE DATE

There have not been any events subsequent to the balance date, not other wise disclosed in this report, which significantly affected or may significantly affect the operations of the company, the results of its operations or the state of affairs of the company in subsequent financial periods.

## AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor's declaration as required under Section 307C of the Corporations Act 2001 is included on page 5 of this report.

This report is made in accordance with a resolution of the directors.

Mr. Brian Jamieson
Chairman

27 February 2008
Melbourne

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers**
**ABN 52 780 433 757**

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Australia
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999



## Auditor's Independence Declaration

As lead auditor for the review of Mesoblast Limited for the half year ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Mesoblast Limited during the period.

SC Bannatyne
Partner
PricewaterhouseCoopers

Melbourne
27 February 2008

## INCOME STATEMENT
## FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

| | Half-Year 31 December 2007 $ | Half-Year 31 December 2006 $ |
|---|---|---|
| Revenues from continuing operations | | |
| Government grants | - | 596,157 |
| Interest | 342,547 | 490,137 |
| Other | - | 15,482 |
| | 342,547 | 1,101,776 |
| Expenses from continuing operations | | |
| Research and development | (3,431,104) | (3,489,333) |
| Management and administration | (1,540,986) | (1,065,586) |
| Share of losses of equity accounted associates | (767,435) | (542,829) |
| | (5,739,525) | (5,097,748) |
| Loss before income tax expense | (5,396,978) | (3,995,972) |
| Income tax (expense)/benefit | - | - |
| Loss after related income tax expense from continuing operations | (5,396,978) | (3,995,972) |
| Loss attributable to members of the company | (5,396,978) | (3,995,972) |
| **Earnings/(losses) per share – from continuing operations:** | **Cents** | **cents** |
| Basic – cents per share | (4.80) | (3.79) |
| Diluted – cents per share | (4.80) | (3.79) |

The above income statement should be read in conjunction with the accompanying notes

**STATEMENT OF CHANGES IN EQUITY**
**FOR THE HALF-YEAR ENDED 31 DECEMBER 2007**

| | Issued Capital | Share Option Reserve | Accumulated Losses | Total |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| Balance at 1 July 2006 | 20,667,608 | 1,066,393 | (9,768,956) | 11,965,045 |
| Loss for the period | | - | (3,995,972) | (3,995,972) |
| **Total recognised income and expense for the period** | **-** | **-** | **(3,995,972)** | **(3,995,972)** |
| Contributions of equity net of transaction costs | 16,710,375 | - | - | 16,710,375 |
| Fair value of share based payment | - | 230,035 | - | 230,035 |
| **Balance at 31 December 2006** | **37,377,983** | **1,296,428** | **(13,764,928)** | **24,909,483** |
| | | | | |
| Balance at 1 July 2007 | 37,422,183 | 1,614,243 | (18,497,087) | 20,539,339 |
| Loss for the period | - | - | (5,396,978) | (5,396,978) |
| **Total recognised income and expense for the period** | **-** | **-** | **(5,396,978)** | **(5,396,978)** |
| Contributions of equity net of transaction costs | 13,596,900 | - | - | 13,596,900 |
| Fair value of share based payment | - | 712,362 | - | 712,362 |
| **Balance at 31 December 2007** | **51,019,083** | **2,326,605** | **(23,894,065)** | **29,451,623** |

The above statement of changes in equity should be read in conjunction with the accompanying notes

**BALANCE SHEET**
**AS AT 31 DECEMBER 2007**

| | 31 December 2007 $ | 30 June 2007 $ |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | 16,781,857 | 12,055,040 |
| Trade and other receivables | 324,698 | 538,642 |
| **TOTAL CURRENT ASSETS** | 17,106,555 | 12,593,682 |
| **NON-CURRENT ASSETS** | | |
| Property, plant and equipment | 193,168 | 158,235 |
| Investments accounted for using the equity method | 13,320,112 | 7,668,095 |
| Intangible assets | 547,873 | 818,226 |
| **TOTAL NON-CURRENT ASSETS** | 14,061,153 | 8,644,556 |
| **TOTAL ASSETS** | 31,167,708 | 21,238,238 |
| **CURRENT LIABILITIES** | | |
| Trade and other payables | 1,716,085 | 698,899 |
| **TOTAL CURRENT LIABILITIES** | 1,716,085 | 698,899 |
| **TOTAL LIABILITIES** | 1,716,085 | 698,899 |
| **NET ASSETS** | 29,451,623 | 20,539,339 |
| **EQUITY** | | |
| Issued capital | 51,019,083 | 37,422,183 |
| Reserves | 2,326,605 | 1,614,243 |
| Accumulated losses | (23,894,065) | (18,497,087) |
| **TOTAL EQUITY** | 29,451,623 | 20,539,339 |

The above balance sheet should be read in conjunction with the accompanying notes

CASH FLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

| | Half-Year 31 December 2007 $ | Half-Year 31 December 2006 $ |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Payments to suppliers and employees | (3,115,240) | (5,975,451) |
| Government grants and other income received | 123,541 | - |
| Net cash used in operating activities | (2,991,699) | (5,975,451) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Interest received | 342,547 | 490,137 |
| Investment in fixed assets | (64,522) | (28,272) |
| Investment in patents & licenses | (25,377) | (21,662) |
| Investment in equity accounted associate | (6,419,452) | (3,000,000) |
| Loan repaid/(made) to associate company | 293,055 | (212,630) |
| Net cash used in investing activities | (5,873,749) | (2,772,427) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from issue of shares | 14,134,500 | 17,414,166 |
| Payments for share issue costs | (537,600) | (805,091) |
| Net cash provided by financing activities | 13,596,900 | 16,609,075 |
| Net increase in cash and cash equivalents | 4,731,452 | 7,861,197 |
| Cash and cash equivalents at beginning of half-year | 12,055,040 | 7,854,843 |
| FX gains/(losses) on the translation of foreign bank accounts | (4,635) | - |
| Cash and cash equivalents at end of half-year | 16,781,857 | 15,716,040 |

The above cash flow statement should be read in conjunction with the accompanying notes

**NOTE 1.**

**Basis of preparation of half-year report**

This general purpose financial report for the interim half-year reporting period ended 31 December 2007 has been prepared in accordance with the Corporations Act 2001 and AASB 134 Interim Financial Reporting.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Mesoblast Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

**NOTE 2. SEGMENT INFORMATION**

**(a) Description of segments**

***Total***

The company primarily operates in two business segments, being the development of adult stem cell therapies and investment in research and development companies.

***Geographical segments***

The company predominantly operates in one geographical area, being Australia.

**(b) Primary reporting format – business segments**

| **Half-Year 2007** | **Adult stem cell therapy development** | **Investment in research and development companies** | **Corporate** | **Total** |
|---|---|---|---|---|
| Revenue from continuing operations | - | - | 342,547 | 342,547 |
| ***Result*** | | | | |
| Segment result | (3,431,104) | (767,435) | (1,198,439) | (5,396,978) |
| | | | | |
| **Half-Year 2006** | | | | |
| Revenue from continuing operations | 596,157 | - | 505,619 | 1,101,776 |
| ***Result*** | | | | |
| Segment result | (2,893,176) | (542,829) | (559,967) | (3,995,972) |

## NOTE 3. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

| | Country of Incorp-oration | Principal Activity | Ownership Interest | |
|---|---|---|---|---|
| | | | 31 December 2007 % | 30 June 2007 % |
| **(a) Carrying amount** | | | | |
| Angioblast Systems, Inc. | USA | Adult stem cell research and development for cardiac applications | 39.1 | 34.3 |

| | 31 December 2007 $ | 30 June 2007 $ |
|---|---|---|
| Investment in Angioblast Systems, Inc. | 18,082,791 | 11,663,339 |
| Share of equity accounted losses | (4,762,679) | (3,995,244) |
| | 13,320,112 | 7,668,095 |
| **(b) Movement in carrying amount** | | |
| Carrying amount at the beginning of the six month period | 7,668,095 | 7,958,844 |
| Additional investment* | 6,419,452 | 880,548 |
| Share of losses (for the six months) | (767,435) | (1,171,297) |
| Carrying amount at the end of the six month period | 13,320,112 | 7,668,095 |

*The additional investment for the current period is per the Series B stock purchase agreement, and takes the total investment made to date to $8.3m, leaving a balance of $0.2m remaining under this agreement.

## NOTE 4. INTANGIBLE ASSETS

| | 31 December 2007 $ | 30 June 2007 $ |
|---|---|---|
| **Gross carrying amount** | | |
| Balance at the beginning of the six month period | 904,226 | 877,101 |
| Additions | - | 27,125 |
| Disposals (i) | (214,226) | - |
| Carrying amount at the end of the six month period | 690,000 | 904,226 |
| **Accumulated amortisation** | | |
| Balance at the beginning of the six month period | (86,000) | (67,498) |
| Amortisation expense (i) | (72,171) | (18,502) |
| Disposals (i) | 16,044 | - |
| Carrying amount at the end of the six month period | (142,127) | (86,000) |
| **Net book value** | 547,873 | 818,226 |

(i) Amortisation expense and write-off of patents are included in the line item "management and administration" in the income statement.

## NOTE 5. COMMITMENTS FOR EXPENDITURE

| | 31 December 2007 $ | 30 June 2007 $ |
|---|---|---|
| **(a) Sponsorships & capital commitments** | | |
| Not longer than 1 year | 90,357 | 21,000 |
| Longer than 1 year and not longer than 5 years | 180,713 | - |
| | 271,070 | 21,000 |
| **(b) Further investment in associate** | | |
| Not longer than 1 year | 200,000 | 5,480,000 |
| Longer than 1 year and not longer than 5 years | - | 1,139,452 |
| | 200,000 | 6,619,452 |

## NOTE 6. EVENTS SUBSEQUENT TO BALANCE DATE

There have not been any events subsequent to the balance date, not other wise disclosed in this report, which significantly affected or may significantly affect the operations of the company, the results of its operations or the state of affairs of the company in subsequent financial periods.

## NOTE 7. ISSUED CAPITAL

| | 31 December 2007 No. | 31 December 2007 $ | 30 June 2007 No. | 30 June 2007 $ |
|---|---|---|---|---|
| **(a) Movements in issued capital during the year** | | | | |
| **Fully paid ordinary shares** | | | | |
| Balance at the beginning of the six month period | 107,716,133 | 37,422,183 | 107,648,133 | 37,377,983 |
| 10,500,000 shares issued at $1.28 | 10,500,000 | 13,440,000 | - | - |
| Transaction costs arising on issue of shares | - | (537,600) | - | - |
| Issue of shares under employee share option plan (note 8) | 1,040,000 | 694,500 | 68,000 | 44,200 |
| Balance at the end of the six month period | 119,256,133 | 51,019,083 | 107,716,133 | 37,422,183 |

## NOTE 8. SHARE OPTIONS

| **(a) Movement in share options over ordinary shares** | 31 December 2007 No. | 30 June 2007 No. |
|---|---|---|
| Balance at the beginning of the six month period | 7,956,667 | 7,694,667 |
| Granted during the half-year | 2,480,000 | 330,000 |
| Exercised during the half-year | (1,040,000) | (68,000) |
| Lapsed during the half-year | (10,000) | - |
| Balance at the end of the six month period | 9,386,667 | 7,956,667 |

## NOTE 8. SHARE OPTIONS (continued)

### (b) Existing share-based payment arrangements as at 31 December 2007

| Series | Grant date | Granted to | Granted No. | Exercised / Lapsed this period | Balance No. | First Vesting date | Expiry date | Exercise price $ | Fair value $ |
|---|---|---|---|---|---|---|---|---|---|
| 1 | 29/09/04 | Seed investors | 4,320,000 | (200,000) | 4,120,000 | 29/09/05 | 29/09/09 | 0.55 | 0.290 |
| 1 | 26/10/04 | Underwriter | 400,000 | (400,000) | - | 16/12/04 | 30/12/07 | 0.55 | 0.290 |
| 2(a) | 16/12/04 | Director(s) | 550,000 | - | 550,000 | 16/12/05 | 16/12/08 | 0.60 | 0.290 |
| 2(b) | 16/12/04 | Director(s) | 75,000 | - | 75,000 | 16/12/06 | 16/12/07 | 0.60 | 0.290 |
| 2(b) | 16/12/04 | Director(s) | 75,000 | - | 75,000 | 01/05/07 | 16/12/07 | 0.60 | 0.290 |
| 2(c) | 16/12/04 | Employee(s) | 80,000 | - | - | 06/09/06 | 06/09/07 | 0.60 | 0.171 |
| 2(c) | 16/12/04 | Employee(s) | 80,000 | (80,000) | - | 16/12/06 | 16/12/07 | 0.60 | 0.229 |
| 2(c) | 16/12/04 | Employee(s) | 80,000 | - | 80,000 | 04/07/08 | 04/07/09 | 0.60 | 0.251 |
| 3 | 25/08/05 | Director(s) | 350,000 | - | 350,000 | 31/12/05 | 31/12/08 | 0.65 | 0.19 |
| 3 | 25/08/05 | Director(s) | 350,000 | - | 350,000 | 30/06/06 | 30/06/09 | 0.65 | 0.21 |
| 4(a) | 23/02/06 | Consultant(s) | 150,000 | - | 34,000 | 31/03/06 | 31/03/09 | 0.65 | 0.96 |
| 4(a) | 23/02/06 | Consultant(s) | 150,000 | - | 66,000 | 01/05/07 | 01/05/10 | 0.65 | 0.96 |
| 4(b) | 23/02/06 | Employee(s) | 150,000 | (150,000) | - | 30/06/06 | 30/06/09 | 0.65 | 0.89 |
| 4(b) | 23/02/06 | Employee(s) | 150,000 | (150,000) | - | 30/06/07 | 30/06/10 | 1.20 | 0.65 |
| 4(b) | 23/02/06 | Employee(s) | 150,000 | - | 150,000 | 30/06/08 | 30/06/11 | 1.20 | 0.75 |
| 4(b) | 23/02/06 | Consultant(s) | 200,000 | - | 166,667 | 30/06/06 | 30/06/09 | 0.65 | 0.89 |
| 4(b) | 23/02/06 | Consultant(s) | 200,000 | - | 200,000 | 30/06/07 | 30/06/10 | 1.20 | 0.65 |
| 4(b) | 23/02/06 | Consultant(s) | 200,000 | - | 200,000 | 30/06/08 | 30/06/11 | 1.20 | 0.75 |
| 4(c) | 23/02/06 | Employee(s) | 90,000 | (60,000) | 20,000 | 23/02/06 | 23/02/09 | 0.65 | 0.92 |
| 5 | 23/11/06 | Director(s) | 50,000 | - | 50,000 | 23/11/06 | 23/11/09 | 0.65 | 0.589 |
| 5 | 23/11/06 | Director(s) | 50,000 | - | 50,000 | 23/11/07 | 23/11/09 | 0.65 | 0.678 |
| 5 | 23/11/06 | Director(s) | 50,000 | - | 50,000 | 23/11/08 | 23/11/09 | 0.65 | 0.718 |
| 6(a) | 17/03/06 | Consultant(s) | 50,000 | - | 50,000 | 17/03/07 | 17/03/08 | 2.02 | 0.554 |
| 6(a) | 17/03/06 | Consultant(s) | 50,000 | - | 50,000 | 17/03/08 | 17/03/09 | 2.02 | 0.702 |
| 6(b) | 17/05/06 | Consultant(s) | 10,000 | - | 10,000 | 17/05/07 | 17/05/08 | 1.52 | 0.404 |
| 6(b) | 17/05/06 | Consultant(s) | 10,000 | - | 10,000 | 17/05/08 | 17/05/09 | 1.52 | 0.521 |
| 6(c) | 06/06/06 | Employee(s) | 10,000 | (10,000) | - | 06/12/06 | 06/12/07 | 1.75 | 0.303 |
| 6(c) | 06/06/06 | Employee(s) | 10,000 | - | 10,000 | 06/06/07 | 06/06/08 | 1.75 | 0.380 |
| 6(d) | 01/01/07 | Employee(s) | 15,000 | - | 15,000 | 01/07/07 | 01/07/08 | 1.96 | 0.512 |
| 6(d) | 01/01/07 | Employee(s) | 15,000 | - | 15,000 | 01/01/08 | 01/01/09 | 1.96 | 0.601 |
| 6(d) | 01/01/07 | Consultant(s) | 30,000 | - | 30,000 | 01/01/08 | 01/01/09 | 1.96 | 0.601 |
| 6(d) | 01/01/07 | Consultant(s) | 30,000 | - | 30,000 | 01/01/09 | 01/01/09 | 1.96 | 0.749 |
| 6(d) | 01/01/07 | Consultant(s) | 40,000 | - | 40,000 | 01/01/10 | 01/01/09 | 1.96 | 0.873 |
| 6(d) | 01/01/07 | Employee(s) | 30,000 | - | 30,000 | 01/08/07 | 01/08/08 | 1.96 | 0.512 |
| 6(d) | 01/01/07 | Employee(s) | 30,000 | - | 30,000 | 01/02/08 | 01/02/09 | 1.96 | 0.601 |
| 7 | 27/07/07 | Consultant(s) | 593,000 | - | 593,000 | 01/07/08 | 30/06/12 | 2.13 | 0.740 |
| 7 | 27/07/07 | Consultant(s) | 593,000 | - | 593,000 | 01/07/09 | 30/06/12 | 2.13 | 0.740 |
| 7 | 27/07/07 | Consultant(s) | 594,000 | - | 594,000 | 01/07/10 | 30/06/12 | 2.13 | 0.740 |
| 7 | 27/07/07 | Employee(s) | 232,000 | - | 232,000 | 01/07/08 | 30/06/12 | 2.13 | 0.740 |
| 7 | 27/07/07 | Employee(s) | 232,000 | - | 232,000 | 01/07/09 | 30/06/12 | 2.13 | 0.740 |
| 7 | 27/07/07 | Employee(s) | 236,000 | - | 236,000 | 01/07/10 | 30/06/12 | 2.13 | 0.740 |
| | | | 10,760,000 | (1,050,000) | 9,386,667 | | | | |

**MESOBLAST LIMITED**
**ABN 68 109 431 870**

## DIRECTORS' DECLARATION

In accordance with a resolution of directors of Mesoblast Limited,

In the opinion of the directors:

(a) the accompanying financial statements and notes are in accordance with Corporations Act 2001 and comply with the accounting standards and give a true and fair view of the company's financial position as at 31 December 2007 and of its performance for the half-year ended on that date.

(b) At the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors

Mr Brian Jamieson
Director

27th February 2008

Melbourne

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

# INDEPENDENT AUDITOR'S REVIEW REPORT

## to the members of Mesoblast Limited

### Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Mesoblast Limited, which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Mesoblast Limited (the company).

*Directors' Responsibility for the Half-Year Financial Report*

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

*Auditor's Responsibility*

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the company's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Mesoblast Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

PRICEWATERHOUSECOOPERS



A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

*Independence*

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

*Conclusion*

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mesoblast Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the company's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

PricewaterhouseCoopers

SC Bannatyne
Partner

Melbourne
27 February 2008

END